===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ----------------------

                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No.34)

                             ----------------------
                                    HEI, Inc.
                            (Name of Subject Company)

                             ----------------------
                              FANT INDUSTRIES INC.
                                    (Bidder)

                     COMMON STOCK, PAR VALUE $0.05 PER SHARE
             (INCLUDING THE ASSOCIATED COMMON STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                             ----------------------
                                    404160103
                      (CUSIP Number of Class of Securities)

                             ----------------------
                                 ANTHONY J. FANT
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                              FANT INDUSTRIES INC.
                              2154 HIGHLAND AVENUE
                              BIRMINGHAM, AL 35205
                            TELEPHONE: (205) 933-1030
      (Name, Address and Telephone Number of Persons Authorized to Receive
                 Notices and Communications on Behalf of Bidder)

                                   Copies To:

                              MICHAEL A. KING, ESQ.
                                BROWN & WOOD LLP
                             ONE WORLD TRADE CENTER
                             NEW YORK, NY 10048-0557
                            TELEPHONE: (212) 839-5546

                             ----------------------

===============================================================================

         Fant Industries Inc. hereby amends and supplements its Tender Offer Statement on Schedule 14D-1 (the "Statement") filed with the Securities and Exchange Commission on March 10, 1998 relating to its offer to purchase 11.5% of the outstanding shares of common stock, par value $0.05 per share, of HEI, Inc., a Minnesota corporation (together with the associated common stock purchase rights), as set forth in this Amendment No.34.


ITEM 11)  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 is hereby amended to add the following:

(a) (55) Press release, dated August 14, 1998.

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 14, 1998

                                     FANT INDUSTRIES INC.

                                     By:/s/ Anthony J. Fant
                                        --------------------------------------
                                        Anthony J. Fant
                                        President and Chief Executive Officer
                                        Fant Industries Inc.


                                        /s/ Anthony J. Fant
                                        --------------------------------------
                                        Anthony J. Fant

                                                              Exhibit (a) (55)

                               Fant Industries Inc
                              2154 Highland Avenue
                            Birmingham, Alabama 35205
                              Phone: (205) 933-1030

                                    HEI, Inc.
                             1495 Steiger Lake Lane
                            Victoria, Minnesota 55386
                              Phone: (612) 443-2500

FOR IMMEDIATE RELEASE
---------------------

FANT DIRECTORS TO TAKE OFFICE ON HEI, INC. BOARD
------------------------------------------------

NEW YORK, NEW YORK - August 14, 1998 -- Fant Industries Inc., which is controlled by Birmingham, Alabama businessman Anthony J. Fant, joined with HEI, Inc. (Nasdaq: HEII) in announcing today that a federal court in Alabama has denied a motion of HEI to enjoin Fant's director nominees from taking office.

Fant's board nominees had won an election at a special meeting of shareholders on August 4, 1998, to replace a majority of HEI's incumbent directors. Fant had agreed to maintain the status quo pending the court's ruling.

Mr. Fant said, "I am very gratified by the court's decision today. We've traveled a long road to get here, and now we're ready to start the job entrusted to us. We remain committed to working with HEI's senior management team, and we look forward to solving the challenges of a bright future together."

Eugene W. Courtney, HEI's Chief Executive Officer said, "I believe we have a strong management team in place. I would like to thank the directors for their contribution."